Exhibit 99.3

International Conference Call

JBS S/A (JBSS3)

4Q24 Earnings Results Transcription

March 26th, 2025

Operator: Good morning and welcome to JBS S/A and JBS USA 4Q and full year 2024 earnings conference.

Please note that all participants are currently connected in listen-only mode. Later, during the Company’s Q&A session, further instructions will be provided. Note also that this conference is being recorded.

Any statement made during this conference regarding the Company’s business outlook, projections, operational and financial targets, or potential growth are forward-looking statements based on management’s expectations for the future of JBS. These expectations rely heavily on market conditions and the overall economic performance of the country, the industry, and international markets, and are therefore subject to change.

Joining us today are Global CEO of JBS, Gilberto Tomazoni, Global CFO, Guilherme Cavalcanti, CEO of JBS USA, Wesley Batista Filho, and Investor Relations Director, Christiane Assis.

I will now turn over to Mr. Gilberto Tomazoni, who will begin the presentation. Mr. Tomazoni, please go ahead.

Gilberto Tomazoni: Good morning, everyone. Thank you for joining us today for our earnings call.

Our 2024 financial results reaffirm the positive outlook we set for the year. We ended the period with record net revenue of 77 billion, 15% growth over the previous year, and net income of 9.6 billion. EBITDA came to 39 billion, more than twice as much as in 2023, with consolidated margins of 9.3%. These figures highlight the strength of our multi-protein platform and the precision of our operational management, which enable us to seize opportunities across a wide range of market cycles and locations.

With a sharp focus on operational excellence, we’ve realigned the underperforming businesses. Despite the headwinds in the US market, for example, JBS Beef North America delivered results that outperformed those of 2023. In Brazil, Seara reported strong recovery, reaching over 19.8% margins in the 4Q. This performance reflects gains from the commercial and operational improvements made throughout the year. But we still see room for improvement, particularly in service levels, pricing, and product mix.

Seara has already issued 2.3 billion in CRAs (agribusiness receivable certificates), including a 30-year note in February 2025, the longest-term debt ever issued in Brazil’s capital markets.

It’s important to highlight that in 2024 we reported the second highest level of cash generation in JBS’s history, driven largely by our chicken and pork operations.

JBS Pork USA delivered consistent performance throughout the year, ending Q4 with a 13.5% margin, an increase by nearly 7 p.p. versus the same period in 2023. Pilgrim’s recorded the best performance in its history. Margins grew from 9.8% to 14.7% in Q4 versus the same period in 2023. While chicken consumption in the Northern Hemisphere typically slows during this period, demand in the US remained strong across both retail and food service channels.

Pilgrim’s success was driven by the disciplined execution of its key customer strategy and well-diversified portfolio, allowing the business to navigate a favorable market environment with agility and strength.

Our geographic and protein diversification also allowed us to benefit from the favorable cattle cycles in Australia and Brazil, even as margins in the US remain under pressure given the region’s current cattle cycle. In Australia, where the cycle is expected to remain positive in the coming quarters, we reported a 9.9% margin form the year, supported by growing experts especially to the US. JBS Brazil posted a 7.7% margin for the year, driven by record beef volumes, growth in both domestic and international markets, productivity gains, and new expert certifications.

Our financial position remains solid. As we shared last year, the Company’s leverage ratio fell to more comfortable levels, dropping from 4.42x to 1.89x in US dollars between Q423 and Q424. In January 2025, the Company issued US$1.75 billion in bonds. It thus achieved the lowest spread over US Treasuries ever recorded for a Brazilian corporate issuance. Last Friday, we also announced the repayment of 850 million in bonds due in 2030.

I’d like to emphasize that JBS continues to deliver sustainable growth and value for our shareholders. In October 2024, we distributed US$4.4 billion in dividends. In January 2025, we followed with an additional R$2.2 billion. Given the Company’s strong cash position and low leverage, management has proposed for approval at the General Shareholders’ Meeting the distribution of 4.4 billion, or R$2,00 per share, to be paid following shareholder approval.

We remain focused on unlocking long-term value through the dual listing of our shares in Brazil and the United States. This initiative will strengthen our corporate governance and expand our investor base, attracting institutional investors with significant capital allocation capabilities. We firmly believe this move will drive lasting value for our shareholders, team members, and areas around the world where we operate.

Our global diversification strategy remains intact, supported by continuous investments in innovation and brand development, allowing us to build a more resilient and higher value portfolio. We’re also advancing in research in biotechnology to develop innovative products and solutions that will enhance the productivity of our portfolio and support the development of alternative proteins.

In Brazil, we’re building JBS Biotech Innovation Center, our new hub for biotechnology research and development. In 2025, we entered the egg category, acquiring a 50% stake in Mantiqueira, South America’s largest egg producer. A move that was aligned with our strategy of diversification, building brands, and adding value.

We also announced a US$200 million investment in two of our largest beef processing facilities in the United States designed to increase operational efficiency and add value to our production. In Jeddah, Saudi Arabia we are preparing to launch our third Halal value-added processing plant in the Middle East. In Brazil, we are finalizing the construction of a new pork processing facility and a prepared foods plant facility.

We’re also moving forward with our investment plan in Nigeria in partnership with the government and local investors. We’re developing sustainable local supply chains to expand food production. This will be a way to face food insecurity. Nigeria is one of the fastest growing populations in the world, today at 250 million, and expected to reach 400 million by 2050. Up from more than 250 million today according to UN projections.

Each day, we are building a more resilient Company, one that consistently delivers strong financial results across market cycles. But what truly sets us apart isn’t just scale, it’s in our team, in our ability to operate with the agility of a small Company, to innovate, to adapt, and relentlessly pursue excellence in everything we do, always with a focus on execution. As we move forward, we will continue investing in our unique platform to ensure lasting efficiency, performance, and less volatility.

Finally, we are particularly proud that even in a scenario where one-third of our business, JBS Beef North America, was operating at break-even, we were still able to deliver the following for our investors: Short-term growth; a 6% increase in net revenue; investments to drive future growth; our CAPEX was US$1.4 billion in 2024; value creation for shareholders; US$1.128 billion in dividends; innovation to differentiate and expand margins; and all of that while reducing our leverage and debt.

I’d like to thank you all once again for joining us today. And I’ll now turn the call over to Guilherme, who will walk us through our financial results in greater detail. Guilherme, please go ahead.

Guilherme Cavalcanti: Thank you Tomazoni. Let’s now move on to the operational and financial highlights of the 4Q and full year 2024 starting on slide 11, please. Net revenue for Q424 was a record US$20 billion, a record-breaking number in either currency. Adjusted EBITDA total US$1.8 billion and represents a margin of 9.2% in the quarter. Our net profit was US$413 million in the quarter. Excluding non-recurring items, adjusted net income would be US$970 million.

It’s also worth mentioning that the financial result was impacted by derivatives in the amount of US$162 million, US$142 million of which refer to the hedge operation via IPCA to CDI swap of the CRAs. It’s important to highlight that the cash impact in Q424 was US$7 million. Assuming the current curves are maintained, a similar cash impact is expected to remain in the coming quarters, although this amount may vary depending on the evolution of market curves.

On slide 12, we have the highlights of the year. Net revenue for 2024 was also a record, US$77 billion. Adjusted EBITDA total US$7.2 billion and represents a 9.3% margin for the year. Our net profit for 2024 was US$1.8 billion. Excluding the non-recurring items, the adjusted net income would be US$2.6 billion for the year.

Moving on to the next slide, operating cash flow in the quarter was US$1.8 billion. Our free cash flow in turn was US$906 million dollars over the quarter.

On the next slide, we have the cash flow for 2024. Free cash flow was US$2.3 billion, an increase by approximately 400% year over year. It’s important to note that we unwound approximately US$650 million in receivable discounts in the Q424, or about US$450 million over the year. If we exclude this effect from the quarter and the year, our free cash flow would have been US$1.6 billion in the quarter, or 2.8 billion in 2024. This amount was very close to the Company’s historical record for free cash flow and in line with a 2024 break-even EBITDA exercise of US$3.5 billion and an effective cash tax rate of 25%.

The strong free cash flow in the period reflects the strength of the diversified platform, the operational performance of the business units, and our financial discipline. For 2025, not considering any guidance, but doing the EBITDA break-even exercise of free cash flow in dollars, we can consider US$1 billion in net financial expenses, US$500 million in leasing expenses, US$650 million in biological assets, disregarding potential variations linked to grain prices, and a total CAPEX of US$2 billion, half of which will be for expansion, especially in prepared foods, better use of byproducts in the United States, and increased efficiencies, the other half being for maintenance, a ramp-up working capital of US$350 million, effective cash tax rate of 25%. Therefore, our free cash flow break-even EBITDA is about US$4.5 billion.

So just as an exercise, if we repeat the 2024 EBITDA in dollars, our free cash flow for the year would be to the tune of US$2 billion, even after investing in organic growth, about US$1 billion.

Net debt closed at 13.6 billion, a drop of 1.7 billion vis-à-vis last year because of our strong cash generation. We would also like to highlight some strives that we made in terms of liabilities, allowing us to reach an average term of 13 years and an average of US$5.4 million, thus reducing our long-term debt significantly. We had 3 emissions of CRAs, JBS and Seara, issued in March of 2025, totaling R$ 4.2 billion. We carried out the first issuance of the year in Brazilian capital markets in December. The Company also had its first issuance of commercial papers with an issuance of up to R$1 billion.

And finally, in January of 2025, we issued senior notes and the demand for the securities represents approximately US$10 billion. The leverage in dollars in one year went down to 1.89x, coming from 3.41. This drop is due to the EBITDA expansion and because of our generation of net cash. If we reduce the impacts of receivables, we would have been down to 1.87 in terms of leverage.

This low leverage along with a strong cash generation has helped us to pay out more for the shareholders. We distributed R$ 6.7 billion, US$1 billion, equivalent to 8% of our debt. Additionally, the Company management has proposed to the General Assembly the distribution of R$ 4.4 billion, equivalent to R$ 2,00 per share that will only come into effect after the approval. It is worthwhile reminding you that we have R$ 1,00 to be paid out in case the dual listing is approved.

Now to continue with our strategy of liabilities, last week we bought R$ 850 million in securities, and our program can reach 113 million shares through this. Now we have been paying additional dividends, this will be deliberated in the Assembly, and after the R$ 1,00 per share, we should remain in that zone of comfort when it comes to indebtedness and have a net debt EBITDA ratio of 1.3x.

In the last 12 months, we had a very balanced approach in terms of growth of payout to investors, US$3.3 billion in acquisitions, US$4.1 billion in dividends, and US$2.8 billion in the buyback of shares. It’s important to mention that all of this amount was funded with the cash generation of the Company itself.

I will now quickly go through the business units. We go with Seara, on slide 17. The growth was 70% while profitability grew 13 p.p., reaching 7.7% EBITDA margin, a record for the year. This is thanks to the better commercial and operational work and the expansion of our value-added portfolio. The growth of net revenue vis-a-vis the 4Q23 was up 27%, while profitability grew 3.4 p.p., reaching 19.8% of EBITDA margin. Now, this result is a record for the 4Q.

We now go on to slide 18. In 2024, we had a net revenue 22% higher than in 23 because of more products sold, especially in the international market. This is thanks to the strong global demand and a positive cattle raising demand for the year. The EBITDA margin reached 7.7%, an increase of 3.5 p.p. year on year. In the 4Q, JBS Brazil had a revenue 36% higher vis-a-vis the same year last year because of the demand in international market and the prices in the domestic market. Our margin was 6.6%, an increase of 0.8 p.p. in the year-on-year comparison.

On slide 19, we speak in USGAAP. For North America, revenues grew 4% compared to the previous year. The enhancement in profitability despite a more challenging cycle vis-a-vis 23 thanks to the strategy of the Company. Net revenue grew 2% with an EBITDA margin of 1.3%. Profitability is under pressure because of a challenging cycle, but we have attained high levels.

In slide 20, we have JBS Australia. A growth of 7% year on year because of higher volume sold in beef and besides an increase in average price. EBITDA margin reached 8.8%, an increase of 2 p.p year on year. The revenue grew only 2% because of operational impacts in the salmon unit, but this was offset with our performance in other areas.

We go on to JBS USA pork with a growth of 5% year on year and a growth of volumes because of the strong demand. The pork consumption is also being favored by the average price of beef that remains at very high levels. Net revenue for the quarter was 5% lower vis-à-vis the same quarter in 23 because of the higher volumes.

Pilgrim’s Pride, as you can see on slide 22, had an increase in net revenue of 3% a year. Throughout the year, the results of the Company reflected the strong demand for poultry and a very efficient execution of its strategy. We had an EBITDA margin of 12.4%.

With this, we can go on to the question-and-answer session.

Question and Answer Session

Guilherme Palhares, Santander: Well, good morning, Tomazoni, Guilherme, and other irectors. I would like to take advantage of the discussion that you had, and the very sound results we see in Brazil and the USA despite the increase in cattle prices. So which is the outlook for 2025, the cycle in these two regions? If we look, the results have reached a new level, a level that we should expect for 2025.

When we look at the market indices, we’re all somewhat hesitant. So I would like to better understand the performance you had in this business.

If you could give us greater details on Australia, you spoke about the situation with the salmon. Now, if you could speak about proteins and the divisions and the performance for the quarter. Thank you.

Wesley Batista: Good morning. Guilherme. To speak about beef in the USA, yes, without a doubt we had a significant improvement. This year, our results were better than in 23. And 2024 was a challenging year, we had an in-house improvement commercially and at the plants. Now doubtlessly, 2025 will be a challenging year. It began being more challenging compared to 2024. This quarter already shows us an ever more challenging quarter if you look at market indicators.

Now in 2025, regardless of the speed of replacement of cattle, the year will end up being more challenging. As you mentioned, we had improvements in house in items that are under our control. And of course, our situation is better vis-à-vis 2023. The 25 cycle will be more difficult.

Gilberto Tomazoni: Now to speak about beef cattle in Brazil, Brazil had significant growth in the processing of beef. I believe it stands at 18%, and of course, this is very positive because it allows us for visibility and a lengthening of the cycle. Now, when there’s an increase of supply in the cycle and the industry is unable to grow in the part of processing, what happens is that the price of the live animal drops, producers will lose their motivation, they will begin to sell heifers, and this gives way to a lower cycle.

Now, the Brazilian industry has had the ability to react very quickly. We don’t have this cycle to increase the slaughter of heifers, and this allows the producer to be properly remunerated and motivated to continue to produce. Now in terms of price, supply and demand are balanced in the domestic market. A growth that was carried out by the industry last year allowed us to properly supply the domestic market, and the demand for protein not only beef but other proteins continues to increase.

So this is a positive cycle balance between supply and demand. And we see this in the markup on COGS in the 4Q.

Now, regarding Australia, the matter is somewhat different. In Australia, the performance was below expectations, and this is due to climate factors impacting the cost and the quality of the supply. We had floodings in the north and a drought in the south, making it difficult to have the supply of animals, increasing the price. But the animals are still there, and the global demand is a positive point, of course.

Australia has a great deal of exports, especially of beef. And in the coming quarters, the outlook is to have a positive outlook regarding the salmon farm. We did have an impact before I explained this. The salmon farm as part of the business we have there has a relatively small stake. We had the impact of climatic factors once again, enormous waves in the sea damaging part of our farms, we also had the invasion of sea lions, of seals, and additionally to that, a sanitary challenge increasing the mortality during the period.

So this, of course, reduces sales of this product that, of course, is resuming the sale.

Guilherme Palhares: Well, thank you very much for the clarifications, Wesley and Tomazoni.

Isabella Simonato, from Bank of America: Good morning, Tomazoni, Guilherme, Wesley. Good morning, everybody. We have two questions. First, I would like to speak about the top line. You have had increase of organic investments in the business in the last few years for operational enhancement as well as for expansion. I would like to better understand how we can imagine the growth of revenue for different businesses in the 2025-26 timeframe.

If you can’t quantify this, in which divisions should we focus on for larger contributions, organic contributions?

Now, still speaking about revenue, if you could give us more details on the environment of consumption, not only in the USA, but also in Brazil, especially in processed food. At Seara, I think there’s an outlook for slowdown of consumption in general. If you could give us more color regarding your mindset, the exception of prices, mix, and the consumption in general. This will help us to think about the Company top line.

My second question goes to the dual listing. We saw significant developments over the last week. So if you have any updates for us both in terms of your next steps, SEC and timing, that would be really helpful. Thank you.

Gilberto Tomazoni: Wesley, if you could start by giving the prospect of how things are going in the US and then I’ll jump in and talk about the listing.

Wesley Batista: Good morning, Isabella. From a consumer spending standpoint here in the US, things are going pretty well. There’s a significant indicator, especially in the beef prices. We’re seeing substantial levels, which, excluding the COVID times, has been substantially high when it comes to price. We’re actually seeing greater volumes than last year. Fat cattle slaughter has been flat when compared to 2023, and we’re seeing higher weights, 2% year over year.

So we have more meat at a higher price, which means demand has grown substantially as well. And we see that in other proteins, we see that with poultry, we see that with ready meals here in the US, strong demand, our ready meal plants are already reaching a very high maturity level. Some of them are actually receiving additional investments already continuing to continue growing.

So, from our standpoint, at least in 2024, demand was strong across our portfolio of proteins.

Gilberto Tomazoni: Isabella, what Wesley said is no different from what we’re seeing around the globe, which is strong demand for protein, so much so that poultry, pork, and beef exports from Brazil have increased, and we’re also seeing strong demand domestically. So we have bright prospects for demand from a marketing standpoint and supply levels are also pretty steady. I mean, chicken (where it is usually easier to grow your supply) has been a challenge in genetic terms because fertility has gone down with chicken eggs. So supply and demand have been very much in balance.

So if you look at Brazil, there’s been remarkable increase. If you look at Friboi’s revenue, it was really something, really striking. And I see growth coming a lot more from the increase in value-added, Friboi has done great work in terms of branding and service level at their point of sales, which has enabled them to add value to their products.

So I see continued growth in exports, continued high demand domestically, and will continue to add value to our products as well.

With Seara, we see growth coming from the investments we’ve made over time. The larger volume of products sold did not come from nowhere, it comes from an entire period of work developing our product portfolio, developing our teams to operate our brand. So, Seara’s growth level has continued because of its investments, which are now maturing.

We have a new plant, which is expected to be completed at the end of the year, and this is the Dourados plant, which has been significantly expanded, and this is the process we expect to see. We don’t expect a boom in volume sold. And if you look over time, things have been pretty steady.

Now what we’re seeing is we’ve been able to add value to our products and develop our brand, and as a result, our margins have gone up.

As to our listing, we’ve already handed in our request with CVM here in Brazil. We’ll be updating and formally filing, which if did not occur yesterday is probably taking place today. So, we’ll be updating the numbers as soon as we can. And if there’s no challenge by SEC, we’ll be filing officially and we’ll be calling the General Assembly in 45 days. And then the proposal will be sent for deliberation for the minority shareholders. Following the communication by BNDES, we’ll be issuing a material fact, and minority shareholders have the responsibility to decide about the release and approval of that proposal.

So it’s challenging to give you a deadline because we have no control over the timetable, but we expect the process to move forward throughout this year.

Isabella Simonato: Outstanding, thank you so much.

Ricardo Alves, Morgan Stanley: Good morning, everyone. Thank you for your conference. I have a question about free cash flow. We’ll take the opportunity to congratulate you for your comments on this topic. Guilherme’s comments are always very helpful. I just want a bit more detail.

Now, Guilherme, I assume there’s an economy about the unwinding of receivables in Q4, which was significant, combined with your liability management, meaning these bonds were issued in January and there was a buyback of the 2030 bonds. I just wanted to understand how much this is generating in terms of savings in your different run rate for expenses.

And perhaps even more importantly for us, from this cash generation perspective, the second part of the question would be more focused on dividends. We’re talking about US$770, which have already been announced for this year, and the Company continues to generate cash, at least from where we stand and considering what Guilherme has just mentioned.

Now, we’d like to understand, where are your heads at when it comes to your dividends policy? How are you thinking about your dividends considering this new listing and the context of an exposure to a different type of investor? What level of dividends, or what dividend payout levels are you guys thinking about right now? So these are my first two questions.

And the last question would be about your EBITDA in 2025. It was clear to me this is no guidance that your EBITDA will be flat for 2025, this was more to understand the sensitivity, but in a scenario where your debt is flat, what would be the drivers, or the main assumptions we’d have to have in order for this to be realistic? Should we expect an improved US Beef? Or would the main assumption be improvements in Australia, such as mentioned before, or maybe a decreased profitability with PPC?

I just wanted to go a bit more in Into detail. We know this is no guidance, but we just wanted to understand how feasible would a flat EBITDA be and what would be the moving parts that would have to change in order for this to occur. Thank you and congratulations again.

Guilherme Cavalcanti: Thank you for your question, Ricardo. Well, starting with our financial expenses, if you look at the release, had US$1.180 billion in financial expenses. Now, when I said US$1 billion, that’s obviously a roundup. We expect, actually, US$1.040 billion so this would be the decrease, from US$1.180 to US$1.040 billion. But this would not be only because of our receivables discount, this would only be part of that significant decrease. The other part would come from liability management and cash use.

We started the year with a very high cash, of US$5.7 billion, and we have the liability that comes with our financial expenses. We have eaten into this cash significant; we’ve paid 1,100 billion in trade finance earlier this year, this will decrease our financial debt. We also announced 850 million in bond purchases. So, again, fewer receivables discount which lead to financial expenses, decreased tariffs, and also, the use of cash for debt payments, so we will be working with a smaller cash position than what we had before.

So, these are essentially the assumptions. Our financial expense guidance has gone down year after year.

As to our payout, dividend payouts and metrics, we know that in Brazil we have the S/A Law of minimum dividends, minimum dividend payouts, and we know this restriction will no longer be in place for the US. But the fact is, we were not really following that guideline anymore. What we’ve been doing is, we’ve been paying dividends according to our cash position.

Now, not having this payout restriction in Brazil, we will need a dividend payout guideline, which in a cyclical economy such as ours, we will not be talking about progressive dividends because the name itself says it’s cyclical, so you cannot make commitments because there are a number of variables that fall outside of your control.

So, we know it will be generic, connecting our dividends payout with our cash flow, which is what we’ve been doing, trying once again to balance out growth and shareholder payout.

This year we already have 770, which we expect to be approved by the General Assembly, plus a payout once listing is approved, which will be to the tune of US$400 million, and the rest will be depending on our EBITDA. The flat EBITDA exercise was really just that just to give you an idea, but if you consider these 770 plus the 400 million from the listing, we’re talking about US$1.2 billion in payouts this year, which is essentially guaranteed.

Now, in order to generate that cash, according to that exercise, we need EBITDA to decrease by about US$1 billion, so 1 billion less in EBITDA to generate enough cash to pay the dividends I already mentioned. So, we are somewhat flexible to maintain that net cash flow.

Now, if we generate more cash and have no opportunity of M&A, we can also have higher dividend payouts as well. The important thing is, excluding 2023, if you think that the US$0.17 per share that we promised back in 2021, we’ve been paying between US$1 and US$1.2 billion in dividends every year. And this has been constant, which is very important. And this is what we expect to maintain after our next listing, to have at least 1.2 billion in dividend payouts every year.

And whenever you have an M&A, you pay out a little bit more but always try to maintain this minimum stability. And as a result, you maintain the cash flow that you need. But I think that nowadays we can comfortably say we have a Company that can maintain the constant at least US$1 billion in payouts, considering the difference in EBITDA and CAPEX and financial expenses, and so on and so forth. Then we continue to assess what that optimum level is.

As to the EBITDA, again, this was just an exercise, but as you said, it’s just about Australia and the longer-than-expected cycle for chicken, which could lead to that, as well as a pork development more affected by the restrictions could lead to that scenario.

Ricardo Alves: Thank you, Guilherme. Thank you for the details.

Gustavo Troiano, Itaú: Well, good morning, everybody, and thank you for taking our question. We have two at our end. The first referring to US beef. We have already spoken about the more challenging scenario or cycle for 2025. Very similar to the conversation we held a year ago about 2024 and the necessary adjustments to our route. Now, I would like to explore this same topic for the year 2025.

If you still think you will have to retrace your route, if it has been optimized for the year 2025, or if we will see a shrinkage of margins as we had expected in 2025 but did not materialize because of the dynamic that you created.

The second question refers to Seara. You had a very good year and when we look at the 4Q, there’s a slight compression of margin compared to the year 2023. There’s a variation in profitability in the 4Q between the domestic results and exports. When we look at the beginning of the year with these two breaks, if you could explain to us what your perception of the profitability of Seara as we enter the year 2025? And if there’s the possibility of having that detachment of the process products in Brazil and the in-natura exports internationally. Thank you very much.

Wesley Batista: Gustavo, good morning. In the beef business in US Beef, doubtlessly, we have enhanced the operation significantly. You can see this in the market information. And we believe that our business is highly competitive in the United States. Of course, there are always new opportunities, but the Company is performing very well within a very challenging scenario. There has been a significant improvement year on year.

Now, there, of course, is opportunity for further improvements in the year 2025. But we find ourselves at a better adjusted level of operation. Now, the difference isn’t as large as it was between 2023 and 2024. We’re thinking of 1 or 1.5 p.p. of in-house enhancement, and as we improve, the next steps will become ever more challenging.

Now, if we see that opportunity of 1 p.p or 1.5 p.p., but of course, lower than the improvements we had in the year 2023. Now, the year 2025 will end up being more challenging. We have already shared that with you. And well, the market, it’s the usual market, we’re going to operate and of course, set forth our best.

Gilberto Tomazoni: Gustavo, simply to add to your question regarding Seara, well, if we look at demand, and I will underscore what I said previously, we seem to have a very stable demand, not only in the domestic market, but in the international market as well. Now, what could be different in this situation are the costs, especially the cost of corn if we are faced with problems in the harvest or climate problems in the US or in Brazil.

Now, based on what we have presently, I believe that the outlook is very good to have highly protective harvest, not only in Brazil, but also in the United States. And the premium that we’re paying in Brazil vis-à-vis Chicago, a matter of volatility that is happening simply because of that discussion on additional tariffs or not. Well, this situation should be resolved within a few weeks. And we see that in Brazil we already have pricing. There does exist a good opportunity, there’s a bias towards a cost reduction and not a cost increase.

Now, Seara, of course, had that revolution of results, and this is thanks to the work of the team looking for operational efficiency and improvement in mix, and of course, improving the product.

So, Seara will continue on that route. We haven’t fully harvested all of the results based on the work we did, and we’re now benefiting from everything we did. Seara has launched significantly innovative lines, the brands that are new in the market, and we have the series that are the trade highlight that have been very well accepted in the Brazilian market.

And in terms of Airfryer, we have a full line that has been produced, and all of this allows us to say that Seara will continue along that advance of improvement in their performance. It’s scientific management of pricing – and when I say scientific management, this of course includes the promotion, it includes the service levels. The Seara products tend to have a very high penetration. We have a very rapid turnover at the sales point, and this rapid turnover leads us to having a rupture in supply.

So, we need to improve the algorithm, the orders, enabling us to also enhance the service level for the consumer. The outlook, therefore, is very positive. We do have that issue of cost due to climatic factors; this is a very touchy point in the United States and in Brazil up to May. We’re doing well in the United States. We have April, May, and June with a window whit a window where, of course, we could be impacted by climatic factors.

But we will have a very good chance, of course, if we don’t have a significant cost problem. And given the existing demand that we could read so far.

Gustavo Troiano: Well, that was very clear. Thank you very much.

Leonardo Alencar, XP: Good morning, everybody. Tomazoni, Guilherme, and all the rest of the team. It’s not really a question. It’s more of a touchy topic. You spoke about your CAPEX for 2025, half of which is for maintenance, the other 50% for expansion. Your view on that recent scenario of tariffs in your US operation, well, increasing the exposure to the American market formally was a no-brainer in truth because there were stability.

But because of the new tariffs being imposed by the US and Canada the coming week, I would like to hear about your comments when you think about the expansion dynamic and processed foods. If you have room to grow in the United States, if this poses a concern for you and if you should have inorganic investment in other geographies besides the US.

And still speaking about the topic of tariffs and thinking about the 1Q25, have you already felt the impact of all of this? There have been some announcements, the US took a step back. Now, the Company in the US is doing very well, has there been a problem with import? Have they slowed down simply because of the uncertainty? And of course, if we could hear more comments on those two fronts. Thank you very much.

Wesley Batista: Leonardo, good morning. Well, to speak about tariffs, there are multiple variables that move simultaneously. Now, we don’t know if they materialized or how they will materialize. It’s very difficult. There are several countries, there has to be an adjustment of flow, even an adjustment in currency.

Now, before this truly happens, we will have to allow some time for stabilization. Now, we have to look at these impacts in a more detailed fashion. Having said this, very generally, our operation in the US is an important export operation for us. But the focus of our business in the United States is the domestic market. We’re still very optimistic in terms of that market.

When it comes to the production of protein, the country is highly efficient. It has a culture of efficiency, and this will not change. Of course, there will be instability, the tariffs, if they materialize, we will have to understand the short-term impact of this. But this will not alter our long-term vision for the United States. We want to grow the operation.

We have a considerable confidence in this operation, and it will continue to grow in the United States.

Gilberto Tomazoni: You should recall, Leonardo, that JBS does have a global platform. In Brazil, we have a Brazilian Company, in the US, we are an American Company. The same holds true for Australia and the United Kingdom. Therefore, this allows us to go through different cycles with unique resiliency if you analyze other players.

Now, this global for instance allows us to mitigate some risks, and this is our strategy. If one market puts in export restrictions, we can play out with other markets. And besides reducing the volatility, this platform functions as a hedge for possible problems, trading problems and operational problems.

Leonardo Alencar: Well, that is very clear. And regarding the 1Q, are there any impacts that you’re expecting from this dynamic?

Wesley Batista: Well, because of the tariff, particularly not in the first quarter, on April 2nd, of course, we will have more information than we are forecasting now. This could have an impact on the 2Q. We can’t forecast what will happen.

Leonardo Alencar: Thank you. Thank you very much and thank you for your explanations.

Thiago Bortoluci, Goldman Sachs: Good morning, everybody. Tomazoni, Wellesley, Guilherme, Chris, thank you for your time. It’s always a pleasure to speak with you. I would like to explore two topics that are outside of what was presented for the quarter.

When you think about the listing and the potential that this shift to the United States could bring about, of course, has a great deal to do with flow. We have discussed this with Guilherme, another significant part comes from a better assessment of the JBS mix.

This exercise of some of the parts is simpler for one of the competitors that is opening this mix of prepared food or added-value food. We understand the complexity of your business and we would like to gain a better understanding and ask you for your aid to navigate business by business. How much the added value represents for the business and how far you can go in terms of expansion?

And, well, the reason for this provocation, understand how much of your mix is less exposed to commodities and if they will bring a higher multiple?

My second question is absolutely quantitative. We just wanted to understand where we stand when it comes to the listing-related red tape. So, if you could share with us a little bit about what type of requirements you’ve had from your regulator. Is it still in connection with ESG initiatives or the environment? Is it related to any figures? Where has pushback come from? These are my two questions. Thank you.

Guilherme Cavalcanti: Hi, Leonardo. I’ll start with your second question. We just filed last night. As I said, questions are still not public, but there have been very few of them, less than a handful, I would say. And essentially, relative to details on our accounting figures, our debt, really very simple things. And again, it wasn’t even pushback. It was really many things that come with the territory and very similar to other questions we’ve received before.

So we are very confident that we should be going to the final stage of the process if obviously no other questions come up.

As to ready-made meals and the percentages related to that, that’s always a discussion. I mean, in order to obtain an investment grade, you need more ready-made meal and branded products which gives your brand more stability. So we try to develop internal work but there are aspects which are hard to assess.

For example, you have the chicken, you slice it, you package it, you make it slice ready. What category does it fit in? Also are Friboi Plus, Maturatta meat, I mean, you create a fresh product brand, how do you classify that? Our spare brand, which is a very successful brand in the US, how do you classify that? So you have products to be fried, but you also have fresh products. And you have a brand which is strong, but I mean you can obtain those ready-made meal products between 15% and 50% depending on how you classify your product, your branded products in that list.

Another thing that makes things more challenging is the items we have within our ready-made pork products, we have our Friboi products and our Seara products. So it’s a challenging job, but we’re always thinking about evolving and we will be developing work in that sense. But obviously, unless you work along those lines to try to provide more clarity about that, things are challenging, and that’s part of our plan.

Gilberto Tomazoni: Yeah, Thiago, there’s another thing. We always try to be sensitive about these things and try to make clear where our responsibility lies and what our jurisdiction is. Now, imagine if we were to take one piece from here, another one from there, and put them all together without a single owner. Now that’s another challenge. We understand what your point is. We believe it makes sense, and we do need to find a solution for that, but one that will not damage our business, which is supposed to be simple and a place where people can make decisions fast.

That’s what we’re focusing on. We want to be able to move the same way a small Company does as opposed to being really slow. So we need to be very clear about authority. So regionally, to make those divisions, it might make sense. And looking at it in a cross-regional way or in a cross-business way, of course, we’re thinking about that, and I believe that at one point we will be able to provide that information to you the best possible way so that you can find and add that to your mathematical models in the most accurate way possible.

Guilherme Cavalcanti: Yes, and bearing in mind that we need to divulge our business the way we manage them within the Company.

Thiago Bortoluci: Yeah, that was very clear. Thank you, Tomazoni and Guilherme. And once again, congratulations on your results.

Henrique Brustolin, Bradesco: Good morning, everyone and thank you for taking my questions. There are two things I’d like to address. First of all, with regards to your capital allocation, if you could please talk a little bit about how do you see prospects for future M&As in a scenario where your leverage is comfortable and your cash generation prospects the same, even with the organic CAPEX acceleration? So what would an asset that makes sense for the Company to invest in look like? And would you be willing to have additional transactions in that sense this year? That would be my first question.

Now, I would also like to go back to the chicken cycle that has already been addressed. I think that we’re seeing a longer cycle than before. Obviously, there are discussions about demand and the distribution across proteins, but I would like to focus on production. We remain in a scenario of a lot of restrictions both in Brazil and the United States. So my question is, how comfortable are you with that throughout the year? Is there any topic where you see higher risk that could lead to an acceleration in this production, and we could ultimately see impacts on the price of chicken? These would be my two questions. Thank you.

Gilberto Tomazoni: Thank you for your questions, Henrique. Well, to the M&A issue, this is something the Company is always looking at. It’s normal to look at that. This is a Company that was built on M&A, so we are constantly looking at opportunities that offer alignment with our strategy and also add value.

Obviously, during the higher cycles, the attractiveness of several businesses become lower. So that’s why we’ve been investing in greenfield opportunities, which had not been our original strategy. But we are constantly looking into new opportunities, so long as they make sense for us both strategically and from a value generation standpoint.

We must also consider that it is in line with our regional growth strategy, our focus is to grow in the United States and Brazil, also to add more value. So Europe is also within that strategy. So it really doesn’t change from what we’ve been doing. We’ve been very consistent when it comes to financial discipline and strategic alignment in our M&A initiatives.

Now, to your other point, which was the chicken cycle, what we’re seeing is strong demand for protein, not only poultry, but every type of protein. Obviously, among every type of protein, chicken is probably one where we see higher demand. But from a supply standpoint, there’s not been much increase. And I’m talking specifically about the United States. We’re seeing 2 to 2.5% growth a year, whereas, I mean, Brazil has grown about the same amount, 2 to 3%.

Of course, there’s been change in the genetic makeup, and also there’s a different management, which is a challenge that’s not unique to us. I mean, it’s different what we have in Brazil from what we have in the United States, but this has led the industry to face challenges in responding to that supply as quickly as it does, which is usually what the industry does.

So what we’re seeing is a situation that’s not simple to address, the genetics issue. This is an equation that will take a bit longer for us to solve. And if you ask me, in the near term, I see no disruptive growth in either market where we operate.

Henrique Brustolin: That was very clear, Tomazoni. Thank you.

Igor Guedes, Genial: Good morning all of you, Tomazoni, Wesley, Chris, thank you for the opportunity and congratulations on your results. I have a question about the domestic market.

We’ve seen beef prices going up considerably in the last few months, supported by the sharp increase in the live cattle prices and also elements that impacted inflation recently. From Friboi’s perspective, this often represent a 50% in pricing. So it’s likely to see prices slowing down in 2025, even if the Company captures that via transfers to Seara. But from Friboi’s perspective in JBS Brazil, would it be possible for you to increase your export revenue share to contain your decrease in margins? And should we expect something close to 60% exports and 40% from internal sales in 2025?

And along those lines, even if the cutout has gone up significantly in Brazil, it was still below the intensity of the arroba of cattle. Do we still expect cutout to increase in this year? Or do we see enough demand elasticity where if prices go up more, that would not make up for the trade-off because it would hurt even more your business division?

I know it’s challenging to talk about pricing, but how do you see that trade-off between volume and trade-out in the domestic market in this time in Brazil?

Gilberto Tomazoni: Thank you for your question, Igor. Yeah, it’s simple. Our commitment is to keep all markets where we operate well supplied. So we don’t really take product away from one market and make the supply smaller. So we have worked, for example, inside supermarkets where we ensure supply and ensure their product mix. So we will continue to operate the same way we’ve been doing so far, regardless of the demand elasticity issue you mentioned.

We believe that the work that we have been doing when it comes to product mix management and brand management and in terms of adding value to the brand has allowed the Company to grow and to develop both markets, and I think this is one of our advantages.

JBS and Friboi is actually top of mind in Brazil. Maturatta is doing really well. 1953 is doing really well. So we’ve developed our brand and it’s in times like this, where the brand and its consistency and quality and supply and service level make all the difference. And our Friboi team has done extraordinary work in that sense. I think this has been actually the benchmark we’ve been taking to other countries.

So it’s the type of hedging that the Company can resort to in times like this.

Igor Guedes: Thank you.

Lucas Ferreira, JP Morgan: Good morning, everyone. If I could just quickly follow up on a few points. First of all, the proposal that you plan to put to a vote with regards to the listing, is it the same that you guys introduced in 2023, or do you expect any adjustment to that? Could you add more detail in that sense?

And the second about CAPEX, in your event two weeks ago, you mentioned that your CAPEX for the next two years should be around 750 million or even higher than that. So my question is, do you expect for JBS at large, or other units, do you expect your CAPEX to be higher for, say, maintenance or new expansion projects? Should we expect your CAPEX to be around those 2 billion in the next two years?

If I may follow up on a third point, pricing. You talked a lot about Seara, and you expect it to increase processed food prices. My question is, has that taken place, and do you expect new increases to take place in the near future?

Guilherme Cavalcanti: Lucas, regarding the listing, the proposal and the structure will be exactly the same. Of course, we had to make minor changes when it comes to the ADR in terms of voting, but the proposal remains the same as it was in 2023.

Gilberto Tomazoni: Now, the issue that you are posing regarding the prices, I tend to say that you have to deserve the price to be able to increase it. If the cost has increased, it doesn’t mean you necessarily have to increase prices. You have to work better with your mix, of course, focus on internal efficiency and work with the management of both channels and categories. And I believe this is what Seara has done, trying to offer that simplicity when it comes to prices, which means that you can continue to grow your preference among consumers.

Now, what we said during the Investment Day, the CAPEX, we are looking at those US$2 billion of investment. If and when the conditions change, cash generation, or if new opportunities come about, of course, we could revise this, but the figure we’re basing ourselves on is those 2 billion.

Lucas Ferreira: Thank you very much.

Operator: As we have no further questions, I will now return the floor to Mr. Gilberto Tomazoni for the closing remarks.

You may proceed, Mr. Tomazoni.

Gilberto Tomazoni: I would like to thank all of you for your attendance at our earnings result call.

We’re highly satisfied with the results we are delivering. As I mentioned in the opening, we are offering value, we’re offering growth, we’re investing in differentiation, and I think we have shown the capacity we have of delivering what we have promised. We have reduced our indebtedness, and when we look at all the changes happening on our platform, this diversified platform truly does represent a very evident competitive edge.

Well, these results are only possible because we work with an extraordinary team. When people ask me: “Which is a secret of your Company?”, it’s having the very best team. We’re a simple Company offering autonomy to the people that work with us. Well, we thank the 275,000 associates of JBS and you for also participating in this.

Operator: The JBS earnings call ends here. We would like to thank all of you for your participation. Have a very good day.